Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Company Announcement

COPENHAGEN, Denmark; February 23, 2024 – Genmab A/S (Nasdaq: GMAB) - In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions made in Genmab A/S (Nasdaq: GMAB) by managerial employees and their closely associated persons.

The company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company’s managerial employees and their closely associated persons.

Please find below a statement of such trading in shares issued by Genmab A/S

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan G. J. van de Winkel
2.	Reason for the notification
a)	Position/status	President & Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	27,404 (annual equity award)
		DKK 0.00	1,004 (deferred annual cash bonus)
d)	Aggregated information - Aggregated volume - Price	28,408 DKK 0.00
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anthony Pagano
2.	Reason for the notification
a)	Position/status	Executive Vice President & Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	13,043 (annual equity award)
		DKK 0.00	286 (deferred annual cash bonus)
d)	Aggregated information - Aggregated volume - Price	13,329 DKK 0.00
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 3/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Martin Schultz
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units (as employee of Genmab A/S, not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	270
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 4/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Takahiro Hamatani
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units (as employee of Genmab K.K., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	148
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 5/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mijke Zachariasse
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units (as employee of Genmab B.V., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	258
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 6/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Martin Schultz
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	N/A
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Warrants related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of warrants (as employee of Genmab A/S, not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	277
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 7/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Takahiro Hamatani
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	N/A
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Warrants related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of warrants (as employee of Genmab K.K., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	152
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 8/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mijke Zachariasse
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	N/A
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Warrants related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of warrants (as employee of Genmab B.V., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	265
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024-02-23
f)	Place of the transaction	Outside the market

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO™) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 9/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Contact:
Marisol Peron, Senior Vice President, Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no.10
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 10/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122